ANNUAL GENERAL MEETING SEPTEMBER 30, 2008

Vancouver, British Columbia, August 29, 2008: Evolving Gold Corp. (the “Company”) (TSX-V:EVG) (OTCBB:EVOGF) is pleased to announce its slate for Board of Directors for approval at its AGM on September 30, 2008. Dr. Lawrence A. Dick resigned from the Board effective August 21, 2008 and Mr. Donald Gee resigned from the Board effective August 22, 2008 in order to accommodate the appointment of two new Board nominees: William M. Sheriff (CEO & President, Golden Predator Mines Inc., Chairman and Co-Founder, Energy Metals Corporation) and Dr. Robert W. Barker (formerly General Manager, American Exploration, Newcrest Mining Limited of Australia ).

William M. Sheriff, B.Sc.
William Sheriff is the CEO and President of Golden Predator Mines Inc. (“Golden Predator”) and Chairman and co-founder of Energy Metals Corporation. He is a leading prospect developer in the western U.S. having generated numerous exploration projects for many major mining companies including Newmont, Anglo, Uranerz, Atlas, Cordex and Homestake. Mr. Sheriff is the founder and President of Platoro West Inc., a mineral exploration firm specializing in project identification and acquisition. Golden Predator holds a significant interest in Evolving Gold primarily through an option agreement by which the Company can acquire a 100% undivided interest in the Rattlesnake Hills Diatreme Complex in Wyoming. To date, Golden Predator has received 1,000,000 Company shares as part of a total 3,000,000 shares contemplated in the agreement. The Company has commenced an intensive phase one drilling program having drilled over 15,000 feet since June on this property. In addition, in April, 2008, Golden Predator acquired 1,000,000 units in the Company at a price of $1.00 per unit, each unit consisting of one common share and one-half of one common share purchase warrant

Robert W. Barker, Ph.D, P. Geo
Robert Barker has over forty-three years experience in successful multi-commodity mining exploration, with twenty-seven years in exploration and acquisition leadership. He has led exploration and acquisition programs in the United States, Canada, Australia and South America. Mr. Barker is experienced in the development of international exploration programs, multinational negotiations and exploration agreements, community relations, international personnel and business development and management, evaluations of advanced and developmental projects, and review of resource estimates and mine development plans. Over his career, he has served as Exploration Manager with Newcrest Mining, Homestake Mining and AMAX, Inc.

Board and Management Continuity
Both Mr. Gee and Dr. Dick will remain as consultants to the Company in order to assure continuity. The Board and Management of the Company wish to express their appreciation to Dr. Dick and Mr. Gee for their significant contributions to the Company.

About Evolving Gold Corp.
Evolving Gold is actively exploring nine separate gold properties, primarily in known, producing gold trends in the southwestern United States. In total, Evolving holds over 36,400 ha (90,000 acres) of exploration lands. Evolving currently has over $20 million in its treasury.

Evolving Gold presently has two drills turning on its Rattlesnake Hills Complex and one drill on its North Carlin Trend Properties. Assays are pending.

On behalf of Evolving Gold Corp.
“Robert Bick”
Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: (604) 685-6375
Toll Free: (866) 604-3864
www.EvolvingGold.com

OR

Miranda Bradley, Investor Relations
miranda@evolvinggold.com
Direct (416) 996-0238

OR

Renmark Financial Communications Inc.
Christopher Wells: cwells@renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF